Sub-Item 77Q2

Nuveen Insured New York Dividend Advantage
Municipal Fund
333-81496
811-09473

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officer listed below was filed late on December 15, 2003, accession number
0001189642-03-000346.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender